UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Limited – Transactions By Primary Insiders
Hamilton, Bermuda, August 8, 2024 – Certain primary insiders in Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) have been issued ordinary shares in the Company in connection with the vesting of certain Time-vested Restricted Stock Units previously awarded to them under the Company’s management incentive plan, as further described in the attached form.
About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.
Contact
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Simon Johnson
2	Reason for the notification
a)	Position/status	Primary insider, Chief Executive Officer
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Seadrill Limited
b)	LEI	213800LZ4WWG15NAC829
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in Seadrill Limited (ISIN BMG7997W1029)
b)	Nature of the transaction	Receipt of ordinary shares in Seadrill Limited due to vesting of certain Time-vested Restricted Stock Units previously awarded under Seadrill Limited's management incentive plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0 per share	10,443
d)	Aggregated information	Receipt of 10,443 shares for a total of USD 0
— Aggregated volume
— Price
e)	Date of the transaction	2024-08-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Grant Creed
2	Reason for the notification
a)	Position/status	Primary insider, Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Seadrill Limited
b)	LEI	213800LZ4WWG15NAC829
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in Seadrill Limited (ISIN BMG7997W1029)
b)	Nature of the transaction	Receipt of ordinary shares in Seadrill Limited due to vesting of certain Time-vested Restricted Stock Units previously awarded under Seadrill Limited's management incentive plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0 per share	3,508
d)	Aggregated information	Receipt of 3,508 shares for a total of USD 0
— Aggregated volume
— Price
e)	Date of the transaction	2024-08-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Samir Ali
2	Reason for the notification
a)	Position/status	Primary insider, Chief Commercial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Seadrill Limited
b)	LEI	213800LZ4WWG15NAC829
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in Seadrill Limited (ISIN BMG7997W1029)
b)	Nature of the transaction	Receipt of ordinary shares in Seadrill Limited due to vesting of certain Time-vested Restricted Stock Units previously awarded under Seadrill Limited's management incentive plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0 per share	3,368
d)	Aggregated information	Receipt of 3,368 shares for a total of USD 0
— Aggregated volume
— Price
e)	Date of the transaction	2024-08-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Torsten Sauer-Petersen
2	Reason for the notification
a)	Position/status	Primary insider, EVP, Human Resources
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Seadrill Limited
b)	LEI	213800LZ4WWG15NAC829
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in Seadrill Limited (ISIN BMG7997W1029)
b)	Nature of the transaction	Receipt of ordinary shares in Seadrill Limited due to vesting of certain Time-vested Restricted Stock Units previously awarded under Seadrill Limited's management incentive plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0 per share	2,651
d)	Aggregated information	Receipt of 2,651 shares for a total of USD 0
— Aggregated volume
— Price
e)	Date of the transaction	2024-08-08
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Todd Strickler
2	Reason for the notification
a)	Position/status	Primary insider, SVP, General Counsel
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Seadrill Limited
b)	LEI	213800LZ4WWG15NAC829
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in Seadrill Limited (ISIN BMG7997W1029)
b)	Nature of the transaction	Receipt of ordinary shares in Seadrill Limited due to vesting of certain Time-vested Restricted Stock Units previously awarded under Seadrill Limited's management incentive plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD 0 per share	809
d)	Aggregated information	Receipt of 809 shares for a total of USD 0
— Aggregated volume
— Price
e)	Date of the transaction	2024-08-08
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: August 8, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer